                                                              EXHIBIT (A)(5)(IV)

              REINHOLD INDUSTRIES ANNOUNCES CLOSE OF TENDER OFFER;
          PURCHASER ACQUIRES 93.5% AND WILL COMPLETE SHORT-FORM MERGER

SANTA FE SPRINGS, CA, Wednesday, January 10, 2007 - Reinhold Industries, Inc.
(NASDAQ:RNHDA) and Reinhold Acquisition Corp., an affiliate of The Jordan
Company, L.P., today announced the completion of Reinhold Acquisition Corp.'s cash tender offer for all outstanding shares of common stock of Reinhold
Industries. The parties also announced that Reinhold Acquisition Corp. will complete its acquisition of Reinhold Industries, Inc. by effecting a short-form merger under Delaware law

The tender offer's subsequent offering period expired at 12:00 midnight EST on
January 9, 2007. Based on information from the depositary for the tender offer,
3,078,455 shares of RNHDA Class A common stock, representing approximately 93.5%
of all outstanding shares, had been validly tendered into the offer as of the expiration time. Reinhold Acquisition Corp. has accepted for purchase all shares validly tendered in both the initial offering period and the subsequent offering period at the offer price of $12.50 per share in cash, less any required withholding of taxes and without the payment of interest. Payment for shares validly tendered and accepted has been or will be promptly made.

As the owner of at least 90% of outstanding shares of RNHDA common stock,
Reinhold Acquisition Corp. will promptly effect a short-form merger with and into Reinhold Industries, Inc. under Delaware law by filing a Certificate of
Ownership and Merger with the Secretary of State of the State of Delaware. As a result of the merger, Reinhold Industries will become a wholly-owned subsidiary of Reinhold Holdings, Inc., an affiliate of The Jordan Company, L.P.

All outstanding shares of Reinhold Industries, Inc. that were not tendered during the original offering period or the subsequent offering period will, as a result of the merger, be converted into the right to receive $12.50 in cash, less any required withholding of taxes and without the payment of interest, subject to shareholders' dissenters' rights under Delaware law and the terms and conditions of the Agreement and Plan of Merger, dated November 2, 2006, among
Reinhold Industries, Inc., Reinhold Acquisition Corp. and Reinhold Holdings,
Inc.

Immediately following the merger, Reinhold Industries will file a Form 15 and
Form 25 with the Securities and Exchange Commission, thereby terminating its reporting obligations and status as a public company.

About Reinhold Industries, Inc.

Reinhold Industries, Inc. is a manufacturer of advanced custom composite components and sheet molding compounds for a variety of applications in the
United States and Europe.

About The Jordan Company, L.P.

The Jordan Company, L.P. is a New York-based investment firm with approximately
$2.5 billion of capital under management that has been sponsoring and investing in middle market leveraged buyout transactions for more than 20 years. Jordan currently has a portfolio of investments in over 15 businesses representing more than $4.0 billion in annual revenue. The acquisition of Reinhold Industries was funded by capital provided by The Resolute Fund, L.P., a $1.5 billion private equity fund managed by Jordan.